UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

BRISTOL-MYERS SQUIBB COMPANY
(Exact name of registrant as specified in its charter)

Delaware	22-0790350
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

430 East 29th Street, 14th Floor New York, NY	10016
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Celgene Contingent Value Rights	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates:
Not Applicable
Securities to be registered pursuant to Section 12(g) of the Act:
None

Item 1.	Description of Registrant’s Securities to be Registered.

On November 20, 2019, Bristol-Myers Squibb Company (“Bristol-Myers Squibb”) completed its previously announced acquisition of Celgene Corporation (“Celgene”) pursuant to the Agreement and Plan of Merger, dated as of January 2, 2019 (“Merger Agreement”), among Bristol-Myers Squibb, Celgene and Burgundy Merger Sub, Inc., a wholly-owned subsidiary of Bristol-Myers Squibb (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub was merged with and into Celgene (the “Merger”) and Celgene became a direct wholly-owned subsidiary of Bristol-Myers Squibb.

In connection with the Merger, Bristol-Myers Squibb agreed to assume the contingent value rights (the “CVRs”) issued by Celgene pursuant to a Contingent Value Rights Agreement, dated as of October 15, 2010 (“CVR agreement”), by and between Celgene and American Stock Transfer & Trust Company, LLC (“AST”), as trustee. Celgene assigned its right and obligations under the CVR agreement (the “Assignment”) to Bristol-Myers Squibb, pursuant to an Assignment, Assumption and Amendment Agreement, dated as of November 20, 2019 (the “Amendment Agreement”), among Bristol-Myers Squibb, Celgene, AST and Equiniti Trust Company (as successor trustee to AST), a limited trust organized under the laws of the State of New York (the “Trustee”). The Assignment will become effective immediately after the CVRs have been listed on the New York Stock Exchange (such time, the “Effective Time”). The Amendment Agreement is filed as Exhibit 4.2 to Bristol-Myers Squibb’s Current Report on Form-8-K filed on November 20, 2019 and is incorporated by reference herein as Exhibit 4.1.

Description of the CVRs

Contingent Value Rights Agreement

Pursuant to that certain Agreement and Plan of Merger, dated as of June 30, 2010 (as amended prior to the effective time thereof), by and among the Celgene, Artistry Acquisition Corp., a Delaware corporation and Abraxis BioScience, Inc., a Delaware corporation (“Abraxis”), on October 15, 2010, the CVRs were issued by Celgene in respect of each share of common stock of Abraxis issued and outstanding at that time.

In connection with the Merger, effective as of the Effective Time, Celgene assigned all of its rights, duties, obligations, liabilities and interests in the CVRs under the CVR agreement to Bristol-Myers Squibb, pursuant to the Assignment, with Bristol-Myers Squibb succeeding Celgene in respect of all of the covenants and conditions in the CVR agreement, as amended by the Amendment Agreement, to be performed by Celgene.

The rights of holders of the CVRs are governed by and subject to the terms and conditions of the CVR agreement. The following summary describes the material provisions of the CVR agreement. This summary may not contain all of the information about the CVRs that is important. The CVR agreement is filed as Exhibit 4.1 to Celgene’s Form 8-A12B, filed on October 15, 2010 and is incorporated by reference herein as Exhibit 4.2.

The terms of the CVRs include those that are stated in the CVR agreement and those that are made part of the CVR agreement by reference to the applicable provisions of the Trust Indenture Act of 1939 (“Trust Indenture Act”). Unless otherwise expressly stated, all references herein to Bristol-Myers Squibb prior to the Assignment refer to Celgene.

The U.S. federal income tax treatment of the Assignment is unclear. It is possible that the Assignment will result in a deemed exchange of the CVRs for U.S. federal income tax purposes. See “Certain Material U.S. Federal Income Tax Consequences” included in the registration statement on Form S-4 (No. 333-168369) filed by Celgene on July 29, 2010 for a more detailed explanation of the U.S. federal income tax consequences of a deemed exchange of the CVRs. CVR holders should consult their tax advisors concerning the tax consequences resulting from the Assignment.

Characteristics of the CVRs

The CVRs are not equity or voting securities of Bristol-Myers Squibb and do not represent ownership interests in Bristol-Myers Squibb, and holders of the CVRs are not entitled to any rights of a stockholder or other equity or voting security of Bristol-Myers Squibb, either at law or in equity. The rights of the CVR holders are limited to those expressly provided for in the CVR agreement.

Net Sales Payments and Milestone Payments

Each holder of a CVR is entitled to receive a pro rata portion, based on the number of the CVRs then outstanding, of each of the following cash payments that Bristol-Myers Squibb is obligated to pay:

•
Net Sales Payments. For each full one-year period ending December 31st during the term of the CVR agreement, which we refer to as a net sales measuring period, Bristol-Myers Squibb is obligated to pay:

•	2.5% of the net sales of Abraxane® and the Abraxis pipeline product, that exceed $1 billion but are less than or equal to $2 billion for such period, plus

•	an additional amount equal to 5% of the net sales of Abraxane® and the Abraxis pipeline products that exceed $2 billion but are less than or equal to $3 billion for such period, plus

•	an additional amount equal to 10% of the net sales of Abraxane® and the Abraxis pipeline products that exceed $3 billion for such period.

No payments will be due under the CVR agreement with respect to net sales of Abraxane® and the Abraxis pipeline products achieved after December 31, 2025, which is referred to as the “net sales payment termination date,” unless net sales for the net sales measuring period ending on December 31, 2025 are equal to or greater than $1 billion, in which case the net sales payment termination date will be extended until the last day of the net sales measuring period subsequent to December 31, 2025 during which net sales of Abraxane® and the Abraxis pipeline products are less than $1 billion or, if earlier, December 31, 2030.

In addition to the above, each holder of a CVR was entitled to receive a pro rata portion of two potential contingent milestone payments. The first contingent milestone payment was not achieved, as the October 2012 FDA approval of Abraxane® for use in the treatment of non-small cell lung cancer did not result in the use of a marketing label that included a progression-free survival claim. The second contingent milestone payment was achieved upon the FDA approval of Abraxane® for use in the treatment of pancreatic cancer permitting, Celgene (and Bristol-Myers Squibb, after the Assignment) to market with a label that included an overall survival claim. This approval resulted in a subsequent payment of $300 million to CVR holders in October 2013.

Payment Dates

Within ten days after Bristol-Myers Squibb files its annual report with the Securities and Exchange Commission (“SEC”) (or within 90 days after each calendar year if Bristol-Myers Squibb is not required to file periodic reports under Section 13 or 15(d) of the Securities and Exchange Act of 1934 (“Exchange Act”)), Bristol-Myers Squibb is required to provide a net sales statement to the Trustee that includes a calculation of net sales for Abraxane® and the Abraxis pipeline products with respect to the last completed calendar year. The net sales payments on the CVRs, if any, will be paid 15 days after delivery of such net sales statement.

Amounts payable by Bristol-Myers Squibb in respect of the CVRs will be considered paid on the date due if on such date the Trustee or the paying agent, as applicable, holds money sufficient to pay all such amounts then due in accordance with the CVR agreement. The Trustee and the paying agent, as applicable, will comply with all U.S. federal withholding requirements with respect to payments to holders of CVRs that Bristol-Myers Squibb, the Trustee or the paying agent, as applicable, reasonably believes are applicable under the Internal Revenue Code of 1986, as amended, and the Treasury regulations thereunder. The consent of the CVR holder is not required for any such withholding.

Issuance of CVRs

The CVRs were first issued by Celgene pursuant to the CVR agreement and were assumed by Bristol-Myers Squibb pursuant to the Assignment. The CVR agreement provides for authentication of the CVRs by the Trustee upon execution and delivery of such CVRs pursuant to the CVR agreement.

Transferability of CVRs; Listing

The CVRs are freely transferable and any interest therein may be sold, assigned, pledged, encumbered or in any manner transferred or disposed of, in whole or in part, as long as the transfer or other disposition is made in accordance with the applicable provisions of the CVR agreement and in compliance with applicable U.S. federal and state securities laws and any other applicable securities laws. A sale or exchange of a CVR would be a taxable transaction. See “Certain Material U.S. Federal Income Tax Consequences” included in the registration statement on Form S-4 (No. 333-168369) filed by Celgene on July 29, 2010 for a more detailed explanation.

Pursuant to the Amendment Agreement, the CVR agreement was amended to provide that, effective immediately following the consummation of the Merger, Bristol-Myers Squibb will use its reasonable best efforts to cause the CVRs to be approved for listing on The New York Stock Exchange, or such other national securities exchange, and maintain such listing for as long as the CVRs remain outstanding. Notwithstanding its efforts, Bristol-Myers Squibb may be unable to cause the CVRs to be listed for trading.

Selected Definitions Related to the CVR Agreement

The following terms are defined in the CVR agreement. For the purposes of the CVRs and CVR agreement:

“Diligent Efforts” means, with respect to any Product, efforts of a person to carry out its obligations in a diligent manner using such effort and employing such resources normally used by such person in the exercise of its reasonable business discretion relating to the research, development or commercialization of a product, that is of similar market potential at a similar stage in its development or product life, taking into account issues of market exclusivity (including patent coverage, regulatory and other exclusivity), safety and efficacy, product profile, the competitiveness of alternate products in the marketplace or under development, the launch or sales of a generic or biosimilar product, the regulatory structure involved, and the profitability of the applicable product (including pricing and reimbursement status achieved), and other relevant factors, including technical, commercial, legal, scientific, and/or medical factors.

“Existing Licenses” means those licenses and related agreements (for so long as they are in effect) with respect to the Products granted by Bristol-Myers Squibb (or Celgene prior to the Assignment) or its affiliates to third parties (other than Bristol-Myers Squibb or its affiliates) as in effect immediately prior to the completion of the merger (with such modifications thereto after the consummation of the merger that do not reduce the amounts of royalties, milestone payments or profit split payments thereunder).

“Net Sales” means, for each net sales measuring period, the sum of, without any duplication: (1) the gross amounts invoiced for the Products sold by Bristol-Myers Squibb (or Celgene prior to the Assignment), its affiliates or its licensees (other than licensees under Existing Licenses) to third parties (other than Bristol-Myers Squibb, its affiliates or its licensees) during such net sales measuring period, including wholesale distributors, less deductions from such amounts calculated in accordance with accounting standards so as to arrive at “net sales” under applicable accounting standards as reported by Bristol-Myers Squibb, its affiliate or its licensee, as applicable, in such person’s financial statements, and further reduced by write-offs of accounts receivables or increased for collection of accounts that were previously written off; plus (2) (A) the amount of royalties and profit split payments received by Bristol-Myers Squibb or its affiliates from their respective licensees under Existing Licenses for sales (but not the supply) of Products sold by such licensees to third parties (other than Bristol-Myers Squibb or its affiliates or Celgene or its affiliates prior to the Assignment, as applicable) during such net sales measuring period, and (B) the amount of any milestone payments received during such net sales measuring period by Bristol-Myers Squibb or its affiliates from their licensees under Existing Licenses with respect to the Products.

Any and all set-offs against gross invoice prices shall be calculated in accordance with applicable accounting standards. Sales or other commercial dispositions of a Product between Bristol-Myers Squibb and its affiliates and its licensees shall be excluded from the computation of Net Sales; Product provided to third parties without charge, in connection with research and development, clinical trials, compassionate use, humanitarian and charitable donations, or indigent programs or for use as samples shall be excluded from the computation of Net Sales; and no payments will be payable on such sales or such other commercial dispositions, except where such an affiliate or licensee is an end user of the Product.

Notwithstanding the foregoing, if a Product is sold or otherwise commercially disposed of for consideration other than cash or in a transaction that is not at arm’s length between the buyer and the seller, then the gross amount to be included in the calculation of Net Sales shall be the amount that would have been invoiced had the transaction been conducted at arm’s length and for cash. Such amount that would have been invoiced shall be determined, wherever possible, by reference to the average selling price of such Product in arm’s length transactions in the relevant country.

Notwithstanding the foregoing, in the event a Product is sold in conjunction with another active component, referred to as a combination product, in a particular country, Net Sales shall be calculated by multiplying the Net Sales of the combination product by the fraction A/(A+B), where A is the gross invoice price of the Product if sold separately in a country and B is the gross invoice price of the other product(s) included in the combination product if sold separately in such country. If no such separate sales are made by Bristol-Myers Squibb, its affiliates or licensees in a country, Net Sales of the combination product shall be calculated in a manner determined by Bristol-Myers Squibb in good faith based upon the relative value of the active components of such combination product.

“Products” means each of:

•
the pharmaceutical product comprising the chemical compound having the chemical name of 5β,20-Epoxy-1, 2a,4,7β,10β,13a-hexahydroxytax-11-en-9-one 4,10-diacetate 2-benzoate 13-ester with (2R,3S)-N-benzoyl-3-phenylisoserine, known by the generic name “paclitaxel” and bound to albumin that is the subject of the New Drug Application No. 21-660 filed with the FDA and subject of the European Medicines Agency Marketing Authorization granted on January 11, 2008, together with all amendments and supplements to such FDA and European Medicines Agency approvals (identified by Celgene prior to the Assignment as Abraxane®); provided that in all cases such Product is an injectable formulation.

•
the pharmaceutical product comprising the chemical compound having the chemical name of (2R,3S)- N-carboxy-3-phenylisoserine,N-tert-butyl ester, 13-ester with 5β-20-epoxy-1,2 ,4,7β,10β,13 -hexahydroxytax-11-en-9-one 4-acetate 2-benzoate, anhydrous bound to albumin that is the subject of the Investigational New Drug Application No. 73,527 filed with the FDA together with all amendments (identified by Celgene prior to the Assignment as “nab-docetaxel (ABI-008)”); provided that in all cases such Product is an injectable formulation.

•
the pharmaceutical product comprising the chemical compound having the chemical name of (3S, 6R, 7E, 9R, 10R, 12R, 14S, 15E, 17E, 19E, 21S, 23S, 26R, 27R, 34aS)-9, 10, 12, 13, 14, 21, 22, 23, 24, 25, 26, 27, 32, 33, 34, 34a-hexadecahydro-9,27-dihydroxy-3-[(1R)-2-[(1S, 3R, 4R)-4-hydroxy-3-methoxycyclohexyl]-1-methylethyl]-10,21-dimethoxy-6, 8, 12, 14, 20, 26-hexamethyl-23, 27-epoxy-3H-pyrido[2, 1-c][1,4] oxaazacyclohentriacontine -1, 5, 11, 28, 29 (4H,6H,31H)-pentone bound to albumin that is the subject of the Investigational New Drug Application No. 74.610 filed with the FDA together with all amendments (identified by Celgene prior to the Assignment as “nab-rapamycin (ABI-009)”); provided that in all cases such Product is an injectable formulation.

•
the pharmaceutical product comprising the chemical compound having the chemical name of 17-allylamino-17-demethoxygeldanamycin, 17-allylamino geldanamycin bound to albumin that is the subject of the Investigational New Drug Application No. 78,298 filed with the FDA together with all amendments (identified by Celgene prior to the Assignment as “nab-17AAG (ABI-010)”); provided that in all cases such Product is an injectable formulation.

•
the pharmaceutical product comprising the chemical compound having the chemical name of N-(1,2,3-trimethoxy-10-methylsulfanyl-9-oxo-5,6,7,9-tetrahydro-benzo[a]heptalen-7-yl)-3-[3-(1,2,3-trimethoxy-10-methylsulfanyl-9-oxo-5,6,7,9-tetrahydro-benzo[a]heptalen-7-yl)-ureido]-propionamide bound to albumin that is the subject of the Investigational New Drug Application No. 103,698 filed with the FDA together with all amendments (identified by Celgene prior to the Assignment as “nab-thiocolchicine dimer (ABI-011)”); provided that in all cases the Product is an injectable formulation.

•
the pharmaceutical product comprising the chemical compound having the chemical name of (αR, βS)-β-[[(1, 1-Dimethylethoxy)carbonyl]amino]-α-(hexanoyloxy)benzenepropanoic acid (2aR, 4S, 4aS, 6R, 9S, 11S, 12S, 12aR, 12bS)-12b-(acetyloxy)-12-(benzoyloxy)-2a, 3, 4, 4a, 5, 6, 9, 10, 11, 12, 12a, 12b-dodecahydro-4, 6, 11-trihydroxy-4a, 8, 13, 13-tetramethyl-5-oxo-7, 11-methano-1H-cyclodecal[3, 4]benz[1, 2-b]oxet-9-yl ester bound to albumin (identified by Celgene prior to the Assignment as “nab-novel taxane (ABI-013)”) provided that in all cases the Product is an injectable formulation.

•
the pharmaceutical product comprising the chemical compound having the chemical name of Benzenepropanoic acid, β-(benzoylamino)-α-hydroxy-, 6, 12bbis(acetyloxy)-12-(benzoyloxy)-2a, 3, 4, 4a, 5, 6, 9, 10, 11, 12, 12a, 12bdodecahydro-4, 11-dihydroxy-4a, 8, 13, 13-tetramethyl-5-oxo-7, 11-methano-1H-cyclodeca[3, 4]benz[1, 2-b]-oxet-9-yl ester, [2aR-[2aα, 4β, 4aβ, 6β, 9α(αR*, βS*), 11α, 12α, 12aα, 12bα]] bound to albumin that is the subject of the Investigational New Drug Application No. 63, 082 filed with the FDA together with all amendments (identified by Celgene prior to the Assignment as “Coroxane”); provided that in all cases the Product is an injectable formulation.

“Regulatory Approval” means all approvals from the FDA or other non-U.S. regulatory authority necessary for the commercial manufacture, marketing and sale of a product in the U.S. or other jurisdiction in accordance with applicable law.

Subordination

As a result of the Assignment, the CVRs are unsecured obligations of Bristol-Myers Squibb and all payments on the CVRs, all other obligations under the CVR agreement and any rights or claims relating to the CVRs and the CVR agreement will be subordinated in right of payment to the prior payment in full of senior obligations of Bristol-Myers Squibb, including the principal of, premium (if any) and interest on, and all other amounts owing thereon:

•	with respect to borrowed money;

•	evidenced by notes, debentures, bonds or other similar debt instruments;

•	with respect to the net obligations owed under interest rate swaps or similar agreements or currency exchange transactions;

•	as a result of reimbursement obligations in respect of letters of credit and similar obligations;

•	in respect of capital leases; or

•
as a result of guarantees in respect of obligations referred to in the first five bullets above; unless, in any case, the instrument creating or evidencing the foregoing or pursuant to which the foregoing is outstanding provides that such obligations are pari passu to or subordinate in right of payment to the CVRs.

Bristol-Myers Squibb’s senior obligations do not include:

•	trade debt incurred in the ordinary course of business;

•	any intercompany indebtedness between Bristol-Myers Squibb and any of its subsidiaries or affiliates;

•	indebtedness of Bristol-Myers Squibb that is subordinated in right of payment to Bristol-Myers Squibb’s senior obligations;

•
indebtedness or other obligations of Bristol-Myers Squibb that by its terms ranks equal or junior in right of payment to the CVR payments, milestone, and net sales payments, and all other obligations under the CVR agreement;

•	indebtedness of Bristol-Myers Squibb that, by operation of applicable law, is subordinate to any general unsecured obligations of Bristol-Myers Squibb; and

•	indebtedness evidenced by any guarantee of indebtedness ranking equal or junior in right of payment to the CVR payments.

Upon any distribution to creditors of Bristol-Myers Squibb in liquidation, dissolution, bankruptcy, reorganization, insolvency, receivership or similar proceedings of Bristol-Myers Squibb, holders of senior obligations of Bristol-Myers Squibb (as described above) will be entitled to payment in full in cash of all such obligations prior to any payment being made on the CVRs. In addition, Bristol-Myers Squibb may not make any payment or distribution to any CVR holder of the CVR payments or other obligation under the CVR agreement or acquire from any CVR holder for cash any CVR, or propose the foregoing:

•	if any default on any senior obligations exceeding $25 million in aggregate principal amount would occur as a result of such payment, distribution or acquisition;

•	during the continuance of any payment default in respect of any senior obligations (after expiration of any applicable grace period) exceeding $25 million in aggregate principal amount;

•	if the maturity of any senior obligations representing more than $25 million in aggregate principal amount is accelerated in accordance with its terms and such acceleration has not been rescinded; or

•
following the occurrence of any default (other than a payment default, and after the expiration of any applicable grace period) with respect to any senior obligations with an aggregate principal amount of more than $25 million, the effect of which is to permit the holders of such senior obligations (or a trustee or agent acting on their behalf) to cause, with the giving of notice if required, the maturity of such senior obligations to be accelerated, for a period commencing upon the receipt by the Trustee (with a copy to Bristol-Myers Squibb) of a written notice of such default from the representative of the holders of such senior obligations and ending when such senior obligations are paid in full in cash or cash equivalents or, if earlier, when such default is cured or waived.

Reporting Obligations

The CVR agreement provides that Bristol-Myers Squibb will file with the Trustee:

•
within 15 days after Bristol-Myers Squibb is required to file the same with the SEC, copies of the annual reports and of the information, documents and other reports (or copies of such portions of the foregoing as the SEC may from time to time by rules and regulations prescribe) which Bristol-Myers Squibb is required to file with the SEC pursuant to Section 13 or Section 15(d) of the Exchange Act;

•
if Bristol-Myers Squibb is not required to file periodic reports under Section 13 or 15(d) the Exchange Act, within 45 days after each calendar quarter (other than the last quarter of each calendar year), quarterly financial information and, within 90 days after each calendar year, annual financial information that would be required pursuant to Section 13 of the Exchange Act in respect of a security listed and registered on a national securities exchange (provided that Bristol-Myers Squibb also delivers with, or includes within, the annual reports referred to in this bullet point and the preceding bullet point a calculation of net sales for Abraxane® and the Abraxis pipeline products for the annual period to date);

•
within ten days after Bristol-Myers Squibb files its annual report with the SEC for any year if Bristol-Myers Squibb is required to file periodic reports under Section 13 or 15(d) of the Exchange Act, or if Bristol-Myers Squibb is not required to file periodic reports under Section 13 or 15(d) of the Exchange Act within ninety (90) days after each calendar year, a net sales statement with respect to the last completed calendar year; and

•
within four business days after the occurrence of any milestone, a notice stating that the milestone has occurred, the amount of the corresponding milestone payment and the applicable milestone payment date.

In addition, Bristol-Myers Squibb is required to file with the Trustee such additional information, documents and reports with respect to compliance by Bristol-Myers Squibb with the conditions and covenants of the CVR agreement, and make available to the CVR holders on Bristol-Myers Squibb’s website as of the date of the filing of the foregoing materials with the Trustee, the information, documents and reports required to be filed by Bristol-Myers Squibb as described above.

Audit

Upon the written request of holders representing at least a majority of the outstanding CVRs and no more than once during any calendar year, and upon reasonable notice, Bristol-Myers Squibb is required to permit an independent certified public accounting firm of nationally recognized standing (jointly agreed by such holders and Bristol-Myers Squibb) to have access to such records of Bristol-Myers Squibb as may be reasonably necessary to verify the accuracy of the net sales statements and the figures underlying the calculations set forth in such net sales statement for any period within the preceding three years that has not previously been audited.

If the independent certified public accountant concludes that any net sales payment should have been greater than the net sales payment as set forth in the net sales statement, Bristol-Myers Squibb is required to pay such shortfall with respect to each CVR within six months of the date that the holders representing at least a majority of the outstanding CVRs deliver the written report of the independent certified public accountants to Bristol-Myers Squibb, with such shortfall amount bearing interest at a rate equal to the sum of 2% plus the prime rate of interest quoted in the Money Rates section of The Wall Street Journal beginning thirty days after the majority holders deliver to Bristol-Myers Squibb the written report of the independent certified public accountants until payment is made to the Trustee. The decision of the independent certified public accountant shall be final, conclusive and binding on Bristol-Myers Squibb and the CVR holders. The fees charged by the independent certified public accounting firm will be paid by Bristol-Myers Squibb if the amount originally paid is more than 10% below the amount due pursuant to the independent written report. The CVR holders shall pay the fees charged by the independent certified public accounting firm if the amount originally paid by Bristol-Myers Squibb is equal to or less than 10% below the amount due pursuant to the independent written report, which amount Bristol-Myers Squibb may deduct from any future CVR payments.

If no review of the net sales statement is requested by holders of a majority of the CVRs within three years following the end of any net sales measuring period, the calculation of the net sales payment set forth in the net sales statement shall be binding on all CVR holders.

Bristol-Myers Squibb has agreed not to, and to cause its affiliates not to, enter into any license or distribution agreement with any third party (other than Bristol-Myers Squibb or its affiliates) with respect to any Product unless such agreement contains provisions that would allow an independent certified public accountant appointed pursuant to the CVR agreement such access to the records of the other party to such license or distribution agreement as may be reasonably necessary to perform such independent certified public accountant’s duties under the CVR agreement; provided that Bristol-Myers Squibb and its affiliates will not be required to amend any Existing Licenses.

Diligent Efforts

As a result of the Assignment, Bristol-Myers Squibb has agreed to use Diligent Efforts, until the net sales payment termination date, to sell Abraxane® or any of the Abraxis pipeline products for which Celgene (prior to the Assignment) has obtained Regulatory Approval for the commercial manufacture, marketing and sale thereof.

Covenants

The CVR agreement provides that while any CVRs remain outstanding, Bristol-Myers Squibb (as the successor person to Celgene as a result of the Assignment) will not merge or consolidate with or into any other person or sell or convey all or substantially all of its assets to any person, unless (1) Bristol-Myers Squibb shall be the continuing person, or the successor person which acquires by sale or conveyance substantially all the assets of Bristol-Myers Squibb (including the shares of Abraxis) shall be a person organized under the laws of the United States of America or any State thereof and shall expressly assume by an instrument, executed and delivered to the Trustee, in form satisfactory to the Trustee, the due and punctual payment of the CVRs, and the due and punctual performance and observance of all of the covenants and conditions of the CVR agreement to be performed or observed by Bristol-Myers Squibb and (2) Bristol-Myers Squibb or its successor would not be in default of the covenants and conditions of the CVR agreement immediately following the merger, consolidation or sale. However, pursuant to the Amendment Agreement, Bristol-Myers Squibb may assign the CVR agreement without the prior written consent of the other parties to the CVR agreement to one or more of its affiliates; provided, that Bristol-Myers Squibb will remain subject to its obligations and covenants under the CVR agreement, unless and to the extent performed by the assignee.

Bristol-Myers Squibb has also agreed not to enter into any binding agreement, arrangement or understanding or take or permit to be taken any action that would, or would reasonably be expected to, delay or prevent Bristol-Myers Squibb’s ability to timely make payment of the net sales payments or milestone payments, if any, when due.

The CVR agreement provides that while any CVRs remain outstanding, Bristol-Myers Squibb and its affiliates will not, directly or indirectly, sell, transfer, convey or otherwise dispose of their respective rights in any Product to a third party (other than Bristol-Myers Squibb or its affiliates), unless at all times after any such sale, transfer, conveyance or other disposition, the gross amounts invoiced for the Products by the applicable transferee (or the amounts of royalties, profit split payments and milestone payments, as described in clause (2) of the definition of Net Sales, with respect to Existing Licenses, as applicable) will be reflected in Net Sales in accordance with the terms of the CVR agreement (with the transferee substituted for Bristol-Myers Squibb for purposes of the definition of Net Sales) as if such transferee was Bristol-Myers Squibb, and the contract for such sale, transfer, conveyance or other disposition (which Bristol-Myers Squibb will take all reasonable actions necessary to enforce in all material respects) will provide for such treatment and will require the transferee to comply with certain covenants in the CVR agreement to the same extent as Bristol-Myers Squibb.

Events of Default

Each one of the following events is an event of default under the CVR agreement:

•	default in the payment of all or any part of the net sales payments or milestone payments after a period of ten business days when they become due and payable;

•
material default in the performance, or breach in any material respect, of any other covenant or warranty of Bristol-Myers Squibb in respect of the CVRs, and continuance of such default or breach for a period of ninety days after written notice has been given to Bristol-Myers Squibb by the Trustee or to Bristol-Myers Squibb and the Trustee by the holders of a majority of the outstanding CVRs specifying such default or breach and requiring it to be remedied;

•
a court having jurisdiction in the premises entering a decree or order for relief in respect of Bristol-Myers Squibb in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or appointing a receiver, liquidator, assignee, custodian, Trustee or sequestrator (or similar official) of Bristol-Myers Squibb or for any substantial part of its property or ordering the winding up or liquidation of its affairs, and such decree or order remaining unstayed and in effect for a period of 90 consecutive days; or

•
Bristol-Myers Squibb commencing a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consenting to the entry of an order for relief in an involuntary case under any such law, or consent to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, Trustee or sequestrator (or similar official) of Bristol-Myers Squibb or for any substantial part of its property, or making any general assignment for the benefit of creditors.

If an event of default described above occurs and is continuing, then, and in each and every such case, either the Trustee or the Trustee upon the written request of holders of a majority of the outstanding CVRs, shall bring suit to protect the rights of the holders, including to obtain payment for any amounts then due and payable, which amounts shall bear interest at the default interest rate (as set forth in the CVR agreement) until payment is made to the Trustee.

The foregoing provisions, however, are subject to the condition that if, at any time after the Trustee shall have begun such suit, and before any judgment or decree for the payment of the moneys due shall have been obtained or entered, Bristol-Myers Squibb shall pay or shall deposit with the Trustee a sum sufficient to pay all amounts which shall have become due (with interest upon such overdue amount at the default interest rate specified in the CVR agreement to the date of such payment or deposit) and such amount as shall be sufficient to cover reasonable compensation to the Trustee, its agents, attorneys and counsel, and all other expenses and liabilities incurred and all advances made, by the Trustee, and if any and all events of default under the CVR agreement shall have been cured, waived or otherwise remedied as provided herein, then and in every such case the holders of a majority of all the CVRs then outstanding, by written notice to Bristol-Myers Squibb and to the Trustee, may waive all defaults with respect to the CVRs, but no such waiver or rescission and annulment will extend to or will affect any subsequent default or shall impair any right consequent thereof.

Bristol-Myers Squibb has agreed to file with the Trustee written notice of the occurrence of any event of default or other default under the CVR agreement within five business days of its becoming aware of any such default or event of default. Bristol-Myers Squibb has also agreed to deliver to the Trustee within 90 days after the end of each fiscal year (beginning with the fiscal year ending December 31, 2010) an officer’s certificate stating whether Bristol-Myers Squibb is in default in the performance and observance of any of the conditions or covenants under the CVR agreement and if Bristol-Myers Squibb is in default, specifying all such defaults and their nature and status.

Restrictions on Purchases by Bristol-Myers Squibb and Affiliates

The CVR agreement does not prohibit Bristol-Myers Squibb or any of its subsidiaries or affiliates from acquiring the CVRs, whether in open market transactions, private transactions or otherwise.

Registration and Transfers

Bristol-Myers Squibb will cause to be kept at the office of the Trustee a register in which, subject to such reasonable regulations as it may prescribe, Bristol-Myers Squibb shall provide for the registration and transfer of the CVRs.

Upon surrender for registration of transfer of any CVR at the office or agency of Bristol-Myers Squibb, Bristol-Myers Squibb shall execute, and the Trustee shall authenticate and deliver, in the name of the designated transferee or transferees, one or more new CVR certificates representing the same aggregate number of CVRs represented by the CVR certificate so surrendered that are to be transferred and Bristol-Myers Squibb shall execute and the Trustee shall authenticate and deliver, in the name of the transferor, one or more new CVR certificates representing the aggregate number of CVRs represented by such CVR certificate that are not to be transferred.

No service charge shall be made for any registration of transfer or exchange of CVRs, but Bristol-Myers Squibb may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of CVRs.

Amendment of CVR Agreement without Consent of CVR Holders

Without the consent of any CVR holders, Bristol-Myers Squibb and the Trustee may amend the CVR agreement for any of the following purposes:

•	to convey, transfer, assign, mortgage or pledge to the Trustee as security for the CVRs any property or assets;

•	to evidence the succession of another person to Bristol-Myers Squibb, and the assumption by any such successor of the covenants of Bristol-Myers Squibb in the CVR agreement and in the CVRs;

•
to add to Bristol-Myers Squibb’s covenants such further covenants, restrictions, conditions or provisions as its board of directors and the Trustee shall consider to be for the protection of CVR holders, and to make the occurrence, or the occurrence and continuance, of a default in any such additional covenants, restrictions, conditions or provisions an event of default permitting the enforcement of all or any of the several remedies provided in the CVR agreement, provided that in respect of any such additional covenant, restriction, condition or provision, such amendment may (1) provide for a particular grace period after default, (2) provide for an immediate enforcement upon such event of default, (3) limit the remedies available to the Trustee upon such event of default, or (4) limit the right of the holders of a majority of the outstanding CVRs to waive an event of default;

•
to cure any ambiguity, to correct or supplement any provision in the CVR agreement or in the CVRs which may be defective or inconsistent with any other provision in the CVR agreement, provided that these provisions shall not materially reduce the benefits of the CVR agreement or the CVRs to the CVR holders;

•	to make any other provisions with respect to matters or questions arising under the CVR agreement, provided that such provisions shall not adversely affect the interests of the CVR holders;

•	to make any amendments or changes necessary to comply or maintain compliance with the Trust Indenture Act, if applicable; or

•	to make any change that does not adversely affect the interests of the CVR holders.

Amendment of CVR Agreement with Consent of CVR Holders

With the consent of the holders of at least a majority of the outstanding CVRs, Bristol-Myers Squibb and the Trustee may make other amendments to the CVR agreement, provided that no such amendment shall, without the consent of each holder of a CVR affected thereby:

•
modify in a manner adverse to the CVR holders (1) any provision contained in the CVR agreement with respect to the termination of the CVR agreement or the CVRs, or (2) the time for payment and amount of the net sales payment or milestone payment or otherwise extend the maturity of the CVRs or reduce the amounts payable in respect of the CVRs or modify any other payment term or payment date (except that this provision does not impair the right of Bristol-Myers Squibb to redeem the CVRs as described under “— CVR Redemption Rights” below);

•	reduce the number of CVRs, the consent of whose holders is required for any such amendment; or

•
modify any of the provisions of the CVR agreement regarding amendments to the CVR agreement, except to increase the percentage of outstanding CVRs required for an amendment or to provide that certain other provisions of the CVR agreement cannot be modified or waived without the consent of each CVR holder affected by such modification or waiver.

CVR Redemption Rights

Subject to certain notice requirements described below, Bristol-Myers Squibb may, at any time on and after the date that 50% of the CVRs either are no longer outstanding and/or repurchased, acquired, redeemed or retired by Bristol-Myers Squibb, optionally redeem all (but not less than all) of the outstanding CVRs at a cash redemption price equal to the average price paid per CVR for all CVRs previously purchased by Bristol-Myers Squibb calculated as of the business day immediately prior to the date of the notice of redemption.

In order to optionally redeem the CVRs, Bristol-Myers Squibb must give a notice to the Trustee at least 45 days but not more than 60 days prior to the redemption date and a notice to each CVR holder whose CVRs are to be redeemed at least 30 days but not more than 60 days prior to the redemption date.

The notice to the Trustee must include (1) the clause of the CVR agreement pursuant to which the redemption shall occur, (2) the redemption date, (3) the amount of CVRs to be redeemed and (4) the redemption price.

The notice to the CVR holders must include:

•	the redemption date;

•	the redemption price;

•	the name and address of the paying agent;

•	a statement that CVRs called for redemption must be surrendered to the paying agent to collect the redemption price;

•
a statement that unless Bristol-Myers Squibb defaults in making such redemption payment, all right, title and interest in and to the CVRs and any CVR payments will cease to accrue on and after the redemption date;

•	the clause of the CVR agreement pursuant to which the CVRs called for redemption are being redeemed; and

•	a statement that no representation is made as to the correctness or accuracy of the CUSIP and ISIN number, if any, listed in such notice or printed on the CVRs.

If less than all of the CVRs are to be redeemed or purchased at any time, the Trustee will select the CVRs to be redeemed or purchased among the CVR holders in compliance with the requirements of the principal national securities exchange, if any, on which the CVRs are listed or, if the CVRs are not so listed, on a pro rata basis, by lot or in any other method the Trustee considers fair and appropriate.

Item 2.	Exhibits.

The following exhibits are incorporated herein by reference:

Exhibit Number	Description

4.1
Assignment, Assumption and Amendment Agreement, dated as of November 20, 2019, among Bristol-Myers Squibb Company, Celgene Corporation, American Stock Transfer & Trust Company, LLC and Equiniti Trust Company (incorporated by reference to Exhibit 4.2 to Bristol-Myers Squibb Company’s Current Report on Form 8-K, filed on November 20, 2019).

4.2
Contingent Value Rights Agreement, dated as of October 15, 2010, by and between Celgene Corporation and American Stock Transfer & Trust Company, LLC, as trustee, including the Form of CVR Certificate as Annex A (incorporated by reference to Exhibit 4.1 to Celgene Corporation’s Form 8-A12B, filed on October 15, 2010).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Bristol-Myers Squibb Company

Date: November 27, 2019	By:	/s/ Sandra Leung
	Name:	Sandra Leung
	Title:	Executive Vice President and General Counsel